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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -------------------

                                   SCHEDULE 14D-1/A
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934
                                 (AMENDMENT NO. 3)

                                 -------------------

                                ILM SENIOR LIVING, INC.

                                 A VIRGINIA CORPORATION
                               (NAME OF SUBJECT COMPANY)

                                 Redwood Investors, LLC
                          a Delaware limited liability company
                                   Arlen Capital, LLC
                                        (Bidder)


                         SHARES OF COMMON STOCK $.01 PAR VALUE
                             (TITLE OF CLASS OF SECURITIES)

                                         (None)
                         (CUSIP Number of Class of Securities)


                                   Arlen Capital, LLC
                                 Don Augustine, Manager
                          1650 Hotel Circle North - Suite 200
                              San Diego, California  92108
                                     (619) 686-2002
              (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of Bidder)


                                   -------------------


AMENDMENT NO. 3 TO SCHEDULE 14D-1
This Amendment No. 3 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on June 4, 1998 (the "Schedule 14D-1") by Redwood Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 700,000 shares of common stock $.01 par value ("Shares") of ILM Senior Living, Inc., a Virginia Corporation, (the "Company"), at $7.00 per Share, upon the terms and conditions set forth in the Offer to Purchase dated June 4, 1998, as amended by Amendment No.1, dated July 15, 1998 and Amendment No. 2 dated July 29, 1998 and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

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ITEM 1.   SECURITY AND SUBJECT COMPANY

     Items 1(a) and 1(b) are hereby supplemented and amended to include the information set forth in the "Introduction" of the Supplement to the Offer to Purchase, a copy of which is attached as Exhibit (a)(6) (the "Supplement") is hereby supplemented and amended to include the information set forth on page 1 of the Supplement, which information is incorporated herein by reference.

     Item 1(b) is further supplemented and amended to include the information set forth in Section 7 ("Purpose and Effect of the Offer") of the Supplement, which information is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     Items 2(a)-(d) and 2(g) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), and Section 12 ("Source and Amount of Funds") of the Supplement, which information is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 (a) is hereby supplemented and amended to include the information set forth in Section 12 ("Source and Amount of Funds") of the Supplement, which information is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     Items 5(a)-(g) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 8 ("Future Plans") of the Supplement, which information is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

     Items 10(b)-(c) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer")

     Item 10(f) is hereby supplemented and amended as follows: the information set forth in the Supplement which is attached hereto as Exhibit (a) (6) is incorporated in its entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

     (a)(5)    Supplement to Offer to Purchase dated August 12, 1998.
     (a)(6) Cover Letter, dated August 12, 1998 from Purchaser to Limited Partners.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 12, 1998          REDWOOD INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                        its Manager


                                   By:  /S/ DON AUGUSTINE
                                        ----------------------
                                        Don Augustine, Manager


                                   ARLEN CAPITAL, LLC


                                    By: /S/ DON AUGUSTINE
                                        ----------------------
                                        Don Augustine, Manager

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